September 21, 2007

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Hanna T. Teshome
Special Counsel

Re:	Cypress Semiconductor Corporation
Definitive 14A, Filed March 30, 2007
File No. 001-10079

Ladies and Gentlemen:

Cypress Semiconductor Corporation (the “Company” or “Cypress”) submits this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated August 21, 2007, relating to the Company’s definitive proxy statement pursuant to Regulation 14A filed on filed March 30, 2007 (the “Proxy”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Compensation Discussion and Analysis, page 29

1. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the significant disparity between your chief executive officer’s non-equity incentive plan compensation and stock and option awards as compared to the other named executive officers. Please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers.

Response:

In response to the Staff’s comment, we respectfully advise that Mr. Rodgers’ non-equity incentive plan compensation and amounts of equity compensation for fiscal 2006 were determined using the same principles set forth for the other named executive officers, modified as described in the Compensation Discussion and Analysis (“CD&A”) and herein. As described in the CD&A section entitled Targeted Overall Compensation, Mr. Rodgers’ compensation, like that of all named executive officers, is targeted to be at the 50th percentile for identified peer companies. With respect to Mr. Rodgers’ compensation, in 2006, the Committee retained two independent compensation consulting firms, AON Consulting and Pearl Meyer & Partners, to perform additional analysis of Mr. Rodgers’ compensation after the general study done with respect to all executive officers, including Mr. Rodgers, was completed in October 2005. The results of these two independent studies showed that his total cash compensation was significantly below the 50th percentile of our peer group. Mr. Rodgers’ compensation exceeds the amounts given to other named executive officers because chief executive officers have significantly more responsibility due to their overall responsibility for the Company. In addition, there are fewer qualified chief executive officer candidates and therefore, due to their scarcity, qualified individuals are paid at higher levels to attract them to and retain them in such positions.

As described in the CD&A section of our 2006 Proxy entitled Targeted Overall Compensation, the two independent studies found that Mr. Rodgers’ compensation was below the 50th percentile of an updated set of peer group companies and additional survey data. The updated peer group companies include:

•	Advanced Micro Devices

•	Agere Systems

•	Altera

•	Analog Devices

•	Applied Materials

•	Atmel

•	Broadcom

•	Fairchild Semiconductor International

•	Integrated Device Technology

•	Intel

•	KLA Tencor

•	Lam Research

•	Linear Technology

•	LSI Logic

•	National Semiconductor

•	Nvidia

•	ON Semiconductor

•	PMC Sierra

•	SanDisk

•	Texas Instruments

•	Xilinx

The peer group companies were chosen from the semiconductor portion of the Radford Executive Survey and additional companies suggested by the Company. The peer group companies were approved by the Compensation Committee. The additional survey data was from the following sources, as updated to reflect the passage of time (a 4.1% annual update factor was used):

•	2006 Radford High Technology Executive Total Direct Compensation (semiconductor companies with revenue greater than $200MM)

•	2006 Radford Stock by Level Report (semiconductor companies)

•	2005 Buck Consultants Executive Total Direct Compensation (semiconductor companies)

•	2005 SC CHiPS Executive Total Direct Compensation (semiconductor companies)

Based on input provided by the Compensation Committee’s consultants and the Compensation Committee’s interest in providing incentives for Mr. Rodgers reflecting market compensation paid to chief executive officers in our peer companies, effective June 2006, the Compensation Committee increased Mr. Rodgers’ base salary to bring it within approximate range of the 50th percentile of our peer group. Given that his cash bonus is based, in part, on his base salary, it was expected that the cash bonus element of his compensation will approximate the 50th percentile of our peer group. The target total cash compensation for 2006 would be within the 50th percentile of chief executive officers in our peer group if Mr. Rodgers’ base pay was combined with the targeted bonus under the Key Employee Bonus Plan (KEBP) and the Performance Profit Sharing Plan (PPSP), if achieved at 100%. In 2006, Mr. Rodgers’ actual combined bonus under the KEBP and the PPSP was $785,898. His actual salary paid was $572,825, bringing his total cash compensation to $1,358,723 or slightly below the 50th percentile of other chief executive officers in our peer group for the 2006 surveys.

The methodology used in determining the fiscal year 2006 equity incentive grants made to Mr. Rodgers was slightly different from that used for our other named executive officers. As described on page 32 of the Proxy, the Compensation Committee considers whether to make cash incentive or equity incentive awards for retention purposes or to recognize outstanding performance. As a result of this process, the Compensation Committee decided to award Mr. Rodgers 100,000 restricted stock units as a one-time special transaction bonus for the successful initial public offering of SunPower Corporation, a majority-owned subsidiary of Cypress. The fair market value of the RSUs as of the grant date was $1,454,000. The shares vest over two years with 50% of the total award vesting on each anniversary of the grant date. This award was only made to Mr. Rodgers and not to any other named executive officer to reward his critical role in the consummation of the SunPower initial public offering, a role that was not played by any of the other named executive officers. If the value of Mr. Rodgers’ one-time RSU award is subtracted from Mr. Rodgers’ total equity awards in 2006, his equity award for 2006 would be approximately 30% below the value of the 50th percentile equity of chief executive officers in our peer group. Including the one-time RSU award, Mr. Rodgers equity award for 2006 is at a value of approximately 14% more than the 50th percentile of equity awards to chief executive officers in our peer group.

In addition, as part of the June 2006 chief executive officer compensation review, Mr. Rodgers was awarded 425,000 stock options by the Compensation Committee. Although the other named executive officers received their October 2006 focal equity awards in a combination of 50% stock options and 50% restricted stock units, Mr. Rodgers received only awards in the form of stock options because the equity incentive award given to him for his role in the SunPower initial public offering was in the form of restricted stock units. Because the Compensation Committee comprehensively reviewed and analyzed Mr. Rodgers’ compensation in June 2006, it did not revisit his compensation as part of the October 2006 focal grant process. Accordingly, Mr. Rodgers was not awarded any additional stock options or restricted stock units during the annual focal review in October 2006.

Compensation Framework, page 31

2. You indicate that the compensation committee targets compensation based on peer group compensation data. Please disclose whether actual compensation awarded was at the targeted percentile and, if not, explain why it was outside of the range. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

In response to the Staff’s comment we respectfully advise that the actual compensation awarded to Cypress’ named executive officers in fiscal year 2006 was at or below the targeted percentile range established by the Compensation Committee. In its future filings, Cypress will disclose whether or not actual compensation awarded to our named executive officers was at the target level established by the Compensation Committee, and if not, will explain how much it deviates from the target level and why it is outside of the targeted range as required under Item 402(b)(1)(v) of Regulation S-K.

For fiscal year 2006, the Compensation Committee targeted our named executive officers’ base salary at approximately the 50th percentile of our peer group. We target non-equity bonus and equity compensation at between the 50th and 75th percentile of our peer group.

Base Salary. In 2006, the Compensation Committee increased, except for our Chief Executive Officer, the executive officers’ base salary by between 2.5% to 10% to ensure our named executive officers’ base pay was within the range of our approximately 50th percentile target. Based on surveys performed by AON Consulting and Pearl Meyer & Partners, consulting companies retained by our Compensation Committee, in 2006, we increased the base pay of our Chief Executive Officer by about 30%, from $460,000 to $600,000 to bring it approximately within the 50th percentile of base pay of other chief executive officers in our peer group. Mr. Rodgers’ new base salary became effective July 1, 2006; therefore, his actual pay for 2006 was $572,825.

The table below shows the percentage by which our named executive officers’ 2006 paid salary was above or below the 50th percentile (for Mr. Rodgers, after his pay raise in July 2006).

Named Executive Officer	Paid Salary: Percentage Above or Below 50th Percentile(1)
Mr. Rodgers	-16%
Mr. Buss	12%
Mr. Keswick	13%
Mr. Seams	19%
Mr. Taffe	3%

Cash Bonus. Our named executive officers can earn cash bonuses by participating in the Performance Profit Sharing Plan (“PPSP”) and our Key Employee Bonus Plan (“KEBP”). Apart from our Chief Executive Officer, each of our named executive officers was eligible to earn up to the total amounts targeted under each of the Company’s bonus plan if the Company achieved its earnings per share (EPS) targets and they scored 100% on their quarterly goals, known as critical success factors (“CSFs”). Both bonuses are structured such that the total bonus, if achieved at 100%, and combined with the base pay, would bring the named executive officer’s pay slightly above the targeted 50th percentile of our peer group. In 2006, none of our executive officers achieved 100% of their cash bonus, but each executive officer achieved bonuses, that, when combined with base pay, puts their total cash compensation within the 50th percentile range of our peer group.

In 2006, our Chief Executive Officer’s targeted bonus under the KEBP and the PPSP, if achieved at 100% and combined with base pay, would bring Mr. Rodgers’ total compensation to approximately the 50th percentile of other chief executive officers in our peer group. Although Mr. Rodgers could earn up to 150% of his annual base pay under the KEBP, which constitutes 2/3 of his total cash compensation, the Compensation Committee and our Board of Directors determined that it should remain at risk, in order to provide Mr. Rodgers an incentive to achieve strategic Board-approved goals for the Company. In 2006, Mr. Rodgers’ average CSFs score was 92.5%, and his actual combined bonus under the PPSP and the KEBP was $785,898, bringing his total cash compensation to $1,358,723 or slightly below the 50th percentile of other chief executive officers in our 2006 peer group.

1.	The percentages show where each named executive officer’s paid salary in 2006 is positioned within the 50th percentile range of our peer group.

The chart below shows the percentage above or below the 50th percentile of total cash compensation paid to our named executive officers for the 2006 fiscal year.

Named Executive Officer	Total 2006 Annual Cash Compensation: Percentage Above or Below the 50th Percentile (1)
Mr. Rodgers	-9%
Mr. Buss	-5%
Mr. Keswick	17%
Mr. Seams	21%
Mr. Taffe	5%

1.	The percentages show where each named executive officer’s cash compensation is positioned within the 50th percentile range of our peer group.

Equity Compensation. In 2006, the Compensation Committee targeted equity compensation for our named executive officers between the 50th and the 75th percentile of our peer group. Except for Mr. Rodgers, all other named executive officers were below the target range.

Named Executive Officer	2006 Equity Compensation: Percentage Above or Below 50th Percentile of Peer Group	Reasons for Divergence

Mr. Rodgers	14%	Within range

Mr. Buss	-77%	Mr. Buss is relatively junior in seniority compared with other named executive officers

Mr. Keswick	4%	The Compensation Committee determined that Mr. Keswick was at an acceptable divergence from the targeted range

Mr. Seams	7%	The Compensation Committee determined that Mr. Seams was at an acceptable divergence from the targeted range

Mr. Taffe	18%	The Compensation Committee determined that Mr. Taffe was at an acceptable divergence from the targeted range

Cash Incentive Pay, page 33

3. You state that payment of bonus amounts under your KEBP and the PPSP depends on the achievement of “specified performance goals or CSFs.” Please revise your disclosure to disclose the performance measures considered to determine the amount payable under your performance based incentive compensation. To the extent you believe that disclosure of this information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with your analysis using the standard you would use if requesting confidential treatment and discuss in your disclosure how difficult it would be for the named executive officers to meet those goals or how likely it will be for the company to achieve the undisclosed target levels. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. You should provide insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response:

General

One of the variables of the Company’s cash incentive plans is the level of achievement of certain quarterly, and in the case of our KEBP participants, annual objectives, or “Critical Success Factors (CSFs)”. CSFs are measurable goals which are pre-defined by the employee and his or her manager in advance of each review period, except in the case of the chief executive officer. Both the Compensation Committee and the Board of Directors review and approve our chief executive officer’s quarterly and annual CSFs. Our executives typically identify between ten and 15 CSFs per quarter. Each CSF is weighted based on its importance to the Company and/or level of difficulty. At the end of each fiscal quarter, or fiscal year, as the case may be, employees “score” their CSFs on a scale of 1 to 100 by indicating what percentage of the objectives they actually achieved in the review period. This score is reviewed and approved by the employee’s manager, except in the case of our chief executive officer, whose score is reviewed by the Compensation Committee and the Board of Directors. In determining the amount of cash incentive pay payable under each of the KEBP and the Company’s Performance Profit Sharing Plan (“PPSP”), the Company uses the final CSF scores as a component in the formulas that determine the bonus to be paid under each plan. Both plans are designed to ensure that bonuses are only paid during profitable fiscal periods to those employees who achieve a CSF score of 65 or greater.

The specific CSFs selected by employees, including management, may vary from quarter to quarter, and include metrics that are relevant to the overall Company as well as individual performance. For example, in the past our chief financial officer’s CSF have included tasks such as closing a particular strategic transaction to drafting and implementing a worldwide infrastructure plan to achieving specific time and cost efficiencies related to our SOX compliance. In the case of our product line executive vice presidents, CSFs have included achieving a specific penetration of a given market, or completing certain critical hires and achievement of sales goals. In each case, our executive team’s CSFs are aligned with our chief executive officer’s CSFs, which are in turn aligned with the Company’s annual operating plan and strategic objectives approved by the Board of Directors.

Non-Disclosure of Performance Measures and Basis for Confidential Treatment

We respectfully submit that in response to the Staff’s comment, we have provided additional detail on the types of performance measures, or CSFs, used to determine incentive pay for our executives. We further submit that we believe that any additional detail regarding the specific CSFs of our executives would cause significant competitive harm as it would provide our competitors with unfair insight regarding our strategic plans and operations. Accordingly, we respectfully advise the Staff that we believe such disclosure may be excluded under Instruction 4 to Item 402(b) of Regulation S-K, pursuant to the same standard that would apply under Rule 24b-2 (“Rule 24b-2”) of the Securities Exchange Act of 1934, as amended (the “1934 Act”).

Statutory Basis

Rule 24b-2 provides that the Commission may grant confidential treatment thereunder if it determines that such treatment is justified under the Freedom of Information Act, 5 U.S.C. § 552. The Commission may grant confidential treatment if it determines that disclosure is not required to protect investors and that disclosure would adversely affect the Company’s business. Rule 24b-2 refers to subsection (b)(4) of 5 U.S.C. § 552 (“Exemption 4”), which exempts from the broad public disclosure requirements of the Freedom of Information Act those “trade secrets and commercial or financial information obtained from a person and privileged or confidential.” This exemption is intended to protect both the interests of commercial entities that submit proprietary information to the government and the interests of the government in receiving continued access to such data.

Applicability of Exemption 4

For Exemption 4 to apply, a tripartite test must be satisfied: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2d Cir. 1996); GC Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

Because Cypress is a corporation that is disclosing certain information to the Commission, the second requirement of the above-noted test has been satisfied. Moreover, as discussed in more detail below, specific performance measures constitute commercial or financial information that is privileged or confidential within the meaning of Exemption 4, and consequently the first and third requirements of the test are also satisfied. Therefore, we believe that the specific performance measures used by Cypress in determining the amount payable under our performance based incentive compensation meet this test.

Privileged or Confidential Commercial or Financial Information

For purposes of Exemption 4, “commercial or financial information” has been construed by courts in accordance with its plain meaning and broadly encompasses information relating to commerce or compiled in pursuit of profit. See Public Citizen Health Group v. Food and Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983); American Airlines, Inc. v. National Mediation Board, 588 F.2d 863, 870 (2d Cir. 1978). Accordingly, items generally regarded as commercial or financial information include business sales statistics, technical designs, research data, overhead and operating costs, information on financial condition, and prices. See Landfair v. United States Dept. of the Army, 645 F. Supp. 325, 327 (D.D.C. 1986). As such, target criteria relating to performance incentives fall within the plain meaning of the term “commercial and financial information.”

To be exempt from disclosure, such commercial or financial information must be privileged or confidential. See Frazee v. United States Forest Serv., 97 F.3d 367, 370 (9th Cir. 1996). In the context of a filing with the Commission, where a registrant is required to disclose certain information to the Commission, such information is confidential within the meaning of Exemption 4 “if disclosure . . . is likely to have either of the following effects: (1) to impair the government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.” Bartholdi Cable Co. v. Federal Communications Comm’n, 114 F.3d 274, 281 (D.C. Cir. 1997) (quoting National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974)); see also Frazee, 97 F.3d at 371; Nadler, 92 F.3d at 96.

Under the second prong of the above test for confidentiality, “a party need not show actual competitive harm” but must only “present specific evidence revealing (1) actual competition and (2) a likelihood of substantial competitive injury” to demonstrate that commercial or financial information is confidential. Frazee, 97 F.3d at 371 (internal quotation marks omitted). A registrant’s right to an exemption “depends upon the competitive significance of whatever information may be contained in the documents,” and therefore, the Commission’s role is “to determine whether any non-public information contained in those documents is competitively sensitive, for whatever reasons.” Occidental Petroleum Corp. v. Securities and Exchange Comm’n, 873 F.2d 325, 341 (D.C. Cir. 1989) (emphasis in original). As such, we respectfully submit that Cypress may rely on such prong to exempt certain performance measures from disclosure, as disclosure of such performance measures would likely cause substantial harm to the competitive position of the Company.

Analysis of Cypress’ Commercial or Financial Information

As noted above, certain critical success factors, or performance measures, such as the Company’s goals relating to revenues and earnings per share may not be competitively sensitive, however, the Company’s acquisition and divestiture plans, product roadmaps, and the other strategic and financial performance measures disclose the Company’s strategies, its internal goals, its ambitions and its assessment of how it will fare in a marketplace relative to its competitors (such competitively sensitive CSFs, the “Confidential CSFs”). For example, such Confidential CSFs evidence that the Company has specific plans for strategic transactions, corporate expansion, and development efforts, and is placing special emphasis on certain products, lines of business and distribution efforts.

We believe that in Cypress’ increasingly competitive industry, disclosure of the Confidential CSFs would allow competitors to anticipate Cypress’ market strategies and to reach informed conclusions about the relative importance of Cypress’ financial and business milestones. Armed with such information, competitors could strategize in a manner potentially harmful to Cypress. Having knowledge of the Company’s Confidential CSFs and specific strategic goals, competitors would be in a position to deduce how aggressively Cypress seeks growth, changes in direction, product development and the like, the actual strategies of how it intends to accomplish such goals and, consequently, how its efforts to achieve its goals could be thwarted from the onset. We believe if such performance measures, Confidential CSFs, were divulged, it could make it significantly more difficult for Cypress to effectively achieve these milestones, which would result in harm to investors.

For instance, the Confidential CSFs identified by certain executives include achievement of strategic performance objectives. The individual Confidential CSFs have not been disclosed publicly because such measures essentially outline Cypress’ current plans for its business and specify Cypress’ business, financial strategies, and strategies regarding Cypress’ entry into new markets or exits from existing markets. For instance, if the Confidential CSFs related to Cypress’ focus on certain strategies to increase revenue were publicly disclosed, then competitors could make it much more difficult for Cypress to achieve its objectives. As a further example, the Confidential CSFs may indicate that the Company is focused on the development and sale of particular products and on particular lines of business and the improving existing products. If the Company’s competitors were aware of Cypress’ intentions in this regard, the competitors might place their efforts in similar areas in order to prevent Cypress from achieving its goals or to exploit Cypress’ weaknesses. As another example, some Confidential CSFs are tied to the Company’s expansion and divestiture plans. If Cypress’ competitors are aware of Cypress’ strategic plans, competitors may take similar measures earlier to make market entry more difficult for Cypress, or may take action to negatively impact the viability of a particular business unit as a stand-alone entity. The same holds true with respect to disclosure of the other specific performance measures that Cypress uses in its bonus formulas.

Therefore, disclosure of those specific performance measures could cause substantial economic harm to the Company’s competitive position, resulting in significant economic harm to the Company and to its stockholders. Further, disclosure of the performance measures is not necessary for the protection of stockholders. The stockholders have been provided with general categories of performance measures, as well as the bonus amounts that have been earned. We believe that this provides Cypress’ stockholders with information adequate to assess the bonus compensation that has been earned by the named executive officers, and the Company’s policies related thereto.

Probability of Achieving Critical Success Factors

In determining CSFs, Cypress did not undertake any statistical analysis of how difficult it would be for Cypress and its named executive officers to achieve the objectives specified by each CSF. However, as noted on Page 34 of our Proxy, “CSFs are not guaranteed and generally reflect actions required to achieve Company objectives. These actions require significant participation by the employee.”

The performance measures considered in order to determine the target maximum amount payable under our Bonus Plans are tied to quarterly and annual corporate plans approved by our Board of Directors (“Board”). There are two elements to bonuses earned under our Bonus Plans. There is a financial element at the corporate level, and the individual element consisting of CSF scores. At the corporate level, the quarterly and annual target goals in both our Bonus Plans are formula-driven, and based on the projected fully diluted non-GAAP earnings per share of the Company (“EPS”), divided by the actual non-GAAP EPS of the Company, and multiplied by the CSF score of the employees. Even where the Company is profitable and its earnings per share is high, an employee’s annual earnings under the KEBP are capped at 200% of the employee’s targeted bonus, and for PPSP 200% of the employee’s one week’s salary.

Under the KEBP, a score below 65% by an executive results in a zero bonus payout to that executive and also flows down to all the participating employees in the executive’s chain of command. For example, in the fourth quarter of 2006, one of our executives scored below 65% on his CSF; therefore, his KEBP bonus and that of the employees in his chain of command who participate in KEBP was $0.

Unlike the KEBP, the PPSP can be earned by all employees. The scoring of an executive on his CSFs has no effect on the amount of PPSP earned by an employee. The employee’s actual bonus depends on his or her actual CSF score and the profitability of the Company.

The actual amount paid to each employee under the Bonus Plans depends on his or her individual CSF score. Our Board of Directors works with our Chief Executive Officer, T. J. Rodgers, to set his quarterly and annual CSFs. In all cases, Mr. Rodgers’ CSFs are aligned with the corporate plan approved by the Board and Mr. Rodgers works with our executive officers to ensure that their respective CSFs, if achieved, would positively influence the achievement of his CSFs as approved by the Board.

Performance Profit Sharing Plan, page 34

4. You indicate on page 34 that each employee defines critical success factors to be completed with a fiscal quarter and that each employee also determines their level of achievement of such factors. With respect to your named executive officers, clarify whether the setting, scoring and approval of such factors require the participation of or approval by, in the case of the chief executive officer, the compensation committee, or in the case of all other named executive officers, the chief executive officer.

Response:

In response to the Staff’s comment, we respectfully advise that each quarter, the Compensation Committee and the complete Board of Directors sets, scores and approves critical success factors for our Chief Executive Officer. With respect to our other named executive officers, the Chief Executive Officer, as their manager, sets, scores and approves their quarterly critical success factors. We respectfully advise the Staff that Cypress disclosed this information in the first two sentences of the last paragraph of Page 34 of the Proxy.

Key Employee Bonus Plan, page 34

5. Based on your disclosure regarding this plan as well as the performance profit sharing plan, it is unclear why you have not provided the information required by Item 402(d)(2)(iii) of Regulation S-K for each of these plans. We would expect to see, for each named executive officer and for each of these two plans, as applicable, a separate line provided for each quarterly and annual grant made to the named executive officer in the last completed fiscal year. Please refer to Item 402(d)(1) of Regulation S-K. Payment of amounts in the quarter following completion of the performance period in question, as indicated in footnote 1 to your grants table, does not eliminate the requirement that you provide the information set forth in Item 402(d)(2)(iii). You should also identify the particular plan under which each such grant was made. Refer to Instruction 1 to Item 402(d) of Regulation S-K. You may consider changing the heading to “Estimated possible payouts under Non-equity incentive plan awards.” See Question 5.02 of the Item 4.02 of Regulation S-K Interpretations available on our website at www.sec.gov.

Response:

In response to the Staff’s comment, we respectfully advise that Item 402(d)(iii) of Regulation S-K requires disclosing, in the Grants of Plan-Based Awards Table: “[t]he dollar value of the estimated future payout upon satisfaction of the conditions in question under non-equity incentive plan awards granted in the fiscal year, or the applicable range of estimated payouts denominated in dollars (threshold, target and maximum amount) (columns (c) through (e).” Question 5.02 of the Regulation S-K Interpretations clarifies that if awards for a fiscal year were earned and disclosed in the summary compensation table, that the heading over columns c, d and e may be changed to “Estimated possible payouts under Non-equity incentive awards.” Because Question 5.02 refers to estimated possible payouts, it appears to address the situation where awards have been earned but not yet paid. However, the Rules under Item 402(d), the instructions under Item 402(d) and the Regulation S-K Interpretations shed no light on how to properly disclose non-equity incentive plan awards when the awards have been earned, have been disclosed in the summary compensation table, and have actually been paid out. This was precisely the situation confronting Cypress when drafting the Proxy.

At the time of writing the Proxy, Cypress had already paid out all awards relating to fiscal year 2006 under the KEBP and PPSP. Accordingly, there were neither “estimated future payouts” nor “estimated possible payouts” to be made under these plans. Because all fiscal year 2006 payouts to officers had already been made by the time of drafting the Proxy, Cypress instead made the following disclosure:

The following table shows all plan-based awards granted to the Named Executive Officers during fiscal year 2006, which ended December 31, 2006. The option awards and the unvested portion of the stock awards identified in the table below are also reported in the Outstanding Equity Awards at Fiscal Year-End table on the following page.

GRANTS OF PLAN-BASED AWARDS

Fiscal Year Ended December 31, 2006

Name and Principal Position	Grant Date							All Other Stock Awards: Number of Shares of Stock or Units(2) (#)	All Other Option Awards: Number of Securities Underlying Options(3) (#)	Exercise or Base Price of Option Awards ($/SH)	Grant Date Fair Value of Stock and Option Awards ($)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
T.J. Rodgers President, Chief Executive Officer and Director	6/30/06	N/A	N/A	N/A	N/A	N/A	N/A	0	425,000	14.54	3,333,395
	6/30/06	N/A	N/A	N/A	N/A	N/A	N/A	100,000	0	0.00	1,454,000
	N/A	N/A	N/A	N/A	N/A	N/A	N/A	0	0	0.00	0
Brad W. Buss Executive Vice President, Finance and Administration, Chief Financial Officer	10/27/06	N/A	N/A	N/A	N/A	N/A	N/A	0	32,000	16.43	241,887
	10/27/06	N/A	N/A	N/A	N/A	N/A	N/A	10,667	0	0.00	175,259
	N/A	N/A	N/A	N/A	N/A	N/A	N/A	0	0	0.00	0
Paul Keswick Executive Vice President, New Product Development	10/27/06	N/A	N/A	N/A	N/A	N/A	N/A	0	30,000	16.43	226,768
	10/27/06	N/A	N/A	N/A	N/A	N/A	N/A	10,000	0	0.00	164,300
	N/A	N/A	N/A	N/A	N/A	N/A	N/A	0	0	0.00	0
Christopher Seams Executive Vice President, Sales, Marketing and Operations	10/27/06	N/A	N/A	N/A	N/A	N/A	N/A	0	27,000	16.43	204,091
	10/27/06	N/A	N/A	N/A	N/A	N/A	N/A	9,000	0	0.00	147,870
	N/A	N/A	N/A	N/A	N/A	N/A	N/A	0	0	0.00	0
Norman Taffe Executive Vice President, Consumer and Computation Division	10/27/06	N/A	N/A	N/A	N/A	N/A	N/A	0	28,000	16.43	211,651
	10/27/06	N/A	N/A	N/A	N/A	N/A	N/A	9,333	0	0.00	153,341
	N/A	N/A	N/A	N/A	N/A	N/A	N/A	0	0	0.00	0

(1)	There are no outstanding future payments under our Key Employee Bonus Plan (“KEBP”). Since the plan was amended in 2006, all amounts earned under our KEBP program are paid in the quarter after which they were earned. The annual component is paid in the quarter following the fiscal year in which it was earned. See page 35 for actual amounts paid to our Named Executive Officers under our KEBP and PPSP.

(2)	In 2006 our Named Executive Officers, except our Chief Executive Officer, received 50% of their annual equity award in restricted stock units and 50% in stock option grants. Restricted stock unit awards granted under our 1994 Stock Plan typically vest annually over a five-year period of employment. Except for the grant made to Mr. Rodgers, all of the restricted stock awards described in this column were granted under our 1994 Stock Plan and have these terms. Mr. Rodgers’ award of 100,000 restricted stock units was a one-time special transaction bonus granted to Mr. Rodgers for the successful initial public offering of SunPower Corporation, a majority-owned subsidiary of Cypress. The shares vest over a two-year period from the date of grant, with a one-year cliff.

(3)	All stock option grants described in this column were made under our 1994 Stock Plan and typically have a ten-year term, vest over a five-year period of employment and have an exercise price equal to 100% of the fair market value of the shares on the grant date. Mr. Rodgers’ stock option grant occurred in June as part of a review of his total compensation by the Compensation Committee and our Board, and was approved by the Compensation Committee at a scheduled meeting. All employees, including executive officers, other than Mr. Rodgers, received stock option awards during our annual focal review in October 2006. These awards were all approved by the Compensation Committee at a scheduled meeting.

As specified in footnote 1 to the above table, the amounts actually paid to our named executive officers under the KEBP and PPSP non-equity incentive plans for fiscal year 2006 was disclosed in the body of the Compensation Discussion & Analysis, as follows:

The following table shows the 2006 KEBP and PPSP bonuses earned by our Named Executive Officers:

	Q106		Q206		Q306		Q406		Annual KEBP	Total
Name	KEBP	PPSP	KEBP	PPSP	KEBP	PPSP	KEBP	PPSP
T.J. Rodgers	$121,868	$2,412	$220,657	$6,703	$147,427	$7,067	$100,050	$6,413	$168,300	$780,897
Brad W. Buss	$39,712	$1,473	$58,265	$3,319	$44,481	$3,998	$27,296	$3,281	$42,636	$224,461
Paul Keswick	$44,019	$1,633	$51,505	$2,934	$39,715	$3,570	$29,352	$3,528	$43,338	$219,594
Christopher Seams	$53,461	$1,984	$70,633	$4,023	$55,115	$4,954	$34,246	$4,116	$54,685	$283,217
Norman Taffe	$39,367	$1,461	$49,656	$2,828	$33,260	$2,990	$23,174	$2,785	$15,469	$170,990

The targets under both plans, as well as the threshold and maximum payout levels, were addressed in detail in the Proxy’s Compensation Discussion & Analysis.

The alternatives here under the applicable rules and SEC guidance would have been to use one of the two headings permitted under the Rule itself or under Question 5.02. However, because both of those two headings refer to future payouts, it would have been misleading and confusing to investors to use those headings with respect to amounts already paid. Accordingly, we believe it was more consistent with principles-based disclosure to disclose the amounts paid in separate tabular format in the Compensation Discussion & Analysis, referring to this table by footnote in the Grants of Plan-Based Awards Table.

To address the SEC’s concerns on a going-forward basis, however, we propose changing the headings within the Grants of Plan-Based Awards table to refer to actual Plan payouts, rather than estimated future or possible payments. For illustrative purposes, the revised table, for fiscal year 2006, would read as follows:

The following table shows quarterly and annual payouts on plan-based awards granted to the Named Executive Officer during fiscal year 2006, which ended December 31, 2006, under our Key Employee Bonus Plan (“KEBP”) and our Performance Profit Sharing Plan (“PPSP”).

GRANTS OF PLAN-BASED AWARDS

Fiscal Year Ended December 31, 2006

Name and Principal Position	Grant Date	Payouts Under Non-Equity Incentive Plan Awards (“KEBP”)			Payouts Under Non-Equity Incentive Plan Awards (“PPSP”)
		Threshold ($)	Earned/ Paid ($)	Maximum (Plan) ($)	Threshold ($)	Earned/ Paid ($)	Maximum (Plan) ($)
T.J. Rodgers President, Chief Executive Officer and Director	Q1	0	121,868	378,065	0	2,412	7,432
	Q2	0	220,657	378,065	0	6,703	11,447
	Q3	0	147,247	378,065	0	7,067	18,148
	Q4	0	100,050	378,065	0	6,413	24,235
	Annual	0	168,300	378,065	0	N/A	N/A
					0
					0
Brad W. Buss Executive Vice President, Finance and Administration, Chief Financial Officer	Q1	0	39,712	106,514	0	1,473	3,926
	Q2	0	58,265	106,514	0	3,319	6,047
	Q3	0	44,481	106,514	0	3,998	9,587
	Q4	0	27,296	106,514	0	3,281	12,802
	Annual	0	42,636	106,514	N/A	N/A	N/A
Paul Keswick Executive Vice President, New Product Development					0
					0
	Q1	0	44,019	104,578	0	1,633	3,854
	Q2	0	51,505	104,578	0	2,934	5,937
	Q3	0	39,715	104,578	0	3,570	9,413
	Q4	0	29,352	104,578	0	3,528	12,570
	Annual	0	43,338	104,578	0	N/A	N/A
Christopher Seams Executive Vice President, Sales, Marketing and Operations					0
					0
	Q1	0	53,461	127,799	0	1,984	4,710
	Q2	0	70,633	127,799	0	4,023	7,255
	Q3	0	55,115	127,799	0	4,954	11,502
	Q4	0	34,246	127,799	0	4,116	15,360
	Annual	0	54,685	127,799	0	N/A	N/A
Norman Taffe Executive Vice President, Consumer and Computation Division		0			0
		0			0
	Q1	0	39,367	98,728	0	1,461	3,639
	Q2	0	49,656	98,728	0	2,828	5,605
	Q3	0	33,260	98,728	0	2,990	8,886
	Q4	0	23,174	98,728	0	2,785	11,866
	Annual	0	15,469	98,728	0	N/A	N/A

We believe that the proposed revised format for the Grants of Plan-Based Awards Table, when used in our future years’ disclosure, will more completely satisfy the SEC’s underlying goal of principles-based disclosure and provide readers with a more complete and transparent understanding of any payments made under these plans.

Equity Based Compensation, page 36

6. Your compensation discussion and analysis should include discussion of policies that you will apply on a going-forward basis. See the text of Securities Act Release 33-8732A, marked by footnote 86. We note that the proposed amendment to the 1994 Stock Plan pursuant to which you grant equity incentives to your named executive officers includes the addition of stock appreciation rights as an award type under the plan. To the extent known, you should provide the disclosure required by Item 402(b) with respect to future years’ compensation policies, plans or arrangements and to the extent applicable, such disclosure should also be responsive to the comments issued in this letter. You may qualify such disclosure as necessary to make clear to the reader that such policies are subject to shareholder approval.

Response:

In response to the Staff’s comment, we respectfully advise that the Compensation Committee expects to continue on a going-forward basis its policy of reviewing the compensation program for our named executive officers at least annually, including reviewing total compensation for alignment with our compensation philosophy and similar positions within our industry. We also expect to continue our policy of aligning executive pay with performance by making a substantial portion of total compensation dependent upon the executive achieving critical success factors. Henceforth, our CD&A will discuss policies that we intend to apply on a going-forward basis.

At our 2007 stockholders’ meeting, our stockholders approved our proposed amendments to our 1994 Stock Plan. As the Staff noted, one of the 1994 Stock Plan amendments was to include stock appreciation rights as a permissible type of award under the plan. Cypress amended the 1994 Stock Plan to include stock appreciation rights merely to provide additional flexibility in structuring future equity compensation packages. The Compensation Committee does not have any current intent, nor did it when the Proxy was drafted, to issue any specific stock appreciation right awards. The Compensation Committee, however, does reserve the right to award stock appreciation rights under the 1994 Stock Plan in the future.

Equity Based Compensation, page 36

7. Please revise your discussion on your equity based compensation to discuss how you determine the equity based compensation for a named executive officer including the amount of the equity award, how you determine the allocation between the different types of equity awards and when the awards are granted. Please refer to Item 402(b)(1)(v) and 402(b)(2)(ii) of Regulation S-K.

Response:

In response to the Staff’s comment, we respectfully advise that in October 2006, the Company’s management proposed equity compensation awards for our executive officers to the Compensation Committee as part of their annual focal review.

The Compensation Committee reviewed, and at its discretion, revised and/or approved the number of stock option and restricted stock unit awards proposed by management for each executive officer. Management considered historical data on our annual awards to determine the awards proposed for each employee in accordance with such employee’s position in the Company. Management also considered each executive officer’s rating and ranking to determine each employee’s equity award relative to employees in similar positions within entities in our peer group

In 2006, the grant value of our named executive officers’ equity awards were allocated at approximately 50% of the total value in stock options and 50% of the total value in restricted stock units. The Compensation Committee approved the number of options it considered appropriate for each named executive officer and awarded stock options covering 50% of that number. The Committee then divided the remaining number of options by three to determine the RSU grant to each named executive officer. .

Cypress’s Policies with Respect to Equity Compensation Awards, page 36

8. You state that the compensation committee may award “non-standard awards” of equity to the executive officers. Please clarify how the non-standard awards are structured and implemented to reflect the company’s or the individual’s performance. Please refer to Item 402(b)(1)(v) and (b)(2)(vi) of Regulation S-K.

Response:

In response to the Staff’s comment, we respectfully advise that in fiscal year 2006 and through the date the Proxy was drafted, Cypress did not make any non-standard equity grants to its named executive officers, with the exception of a special grant to our chief executive officer. The Compensation Committee engaged the compensation consulting firm of Pearl Meyer & Partners to conduct a survey in order to recommend a suitable award for Mr. Rodgers. As specified on page 32 of the Proxy, following the recommendation of Pearl Meyer & Partners, a compensation consulting firm engaged by the Compensation Committee, the Compensation Committee granted Mr. Rodgers 100,000 restricted stock units, which vest annually over two years. This special restricted stock unit grant was made to recognize and reward Mr. Rodgers’ contributions in guiding and directing SunPower through its successful initial public offering. Moreover, it provides incentive for Mr. Rodgers to continue to increase stockholder value and provide ongoing service to Cypress, as the award vests over two years based upon Mr. Rodgers’ continued service. As of May 4, 2007, Cypress owns 55% of SunPower on a fully-diluted basis, corresponding to a market value of $2.6 billion. Moreover, in May 2007, Cypress sold SunPower shares and received $437 million in proceeds. Accordingly, Cypress’ interest in SunPower has resulted in significant stock price appreciation for Cypress stockholders. The Compensation Committee recognized Mr. Rodgers’ contributions toward realizing this increase in stockholder value through awarding this non-standard grant.

The Compensation Committee retains discretion to structure named executive officer non-standard awards in the future in a manner it deems appropriate and consistent with our compensation philosophy. There is no fixed policy or practice on how the Compensation Committee structures any non-standard awards to named executive officers. If any such awards are made, our CD&A will fully disclose how they are structured and implemented to reflect corporate or individual performance, as applicable.

Director Compensation, page 40

9. Please revise the footnotes to disclose the aggregate amount of stock awards held at fiscal year end. In addition, please revise footnote 1 to clarify that the “grant date compensation cost of awards” refers to the grant date fair value of the equity awards. Please refer to Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Response:

In response to the Staff’s comment, we respectfully advise that the there were no stock awards made to our directors as part of their compensation in fiscal year 2006. All our directors were awarded stock options in 2006. Although Mr. Rodgers held stock awards in 2006, he held them in his capacity as Chief Executive Officer. We respectfully submit to the Staff that this was explained in footnote 2, on Page 40 of our Proxy.

We have revised footnote 1 to clarify that the “grant date compensation cost of awards” refers to the grant date fair value of the equity awards and will do so in our future filings.

DIRECTOR COMPENSATION

Fiscal Year Ended December 31, 2006

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
T.J. Rodgers	0	(2)	0	0	N/A	N/A	0		0
W. Steve Albrecht	55,000		0	152,856	N/A	N/A	0		207,856
Eric A. Benhamou	63,000	(3)	0	145,228	N/A	N/A	0		208,228
Lloyd Carney	53,250	(4)	0	254,680	N/A	N/A	0		307,930
James R. Long	57,500	(5)	0	145,051	N/A	N/A	0		202,551
J. Daniel McCranie	93,000	(6)	0	215,825	N/A	0	108,925	(7)	417,750
Alan F. Shugart	11,250	(8)	0	88,782	N/A	N/A	0		100,032
Evert van de Ven	105,000	(9)	0	249,950	N/A	N/A	0		354,950

(1)	Amounts shown do not reflect compensation actually received by our directors. Instead, the amount shown reflects the grant date compensation cost of awards of stock options refers to the grant date fair value of the equity awards to our directors recognized by our Company during fiscal year 2006 for financial reporting purposes under SFAS 123(R). The assumptions used to calculate the value of stock awards are set forth under Note 7 (Stock-Based Compensation), Notes of Consolidated Financial Statements included in our Company’s Annual Report on Form 10-K for fiscal year 2006 filed with the SEC on March 1, 2007.

(2)	Mr. Rodgers does not receive any remuneration for Board services, but he receives remuneration as Chief Executive Officer.

(3)	Amount includes $5,500 paid to Mr. Benhamou as a one-time special board committee fee for a special assignment by the Board.

(4)	Amount includes $2,000 paid to Mr. Carney as a one-time special board committee fee for a special assignment by the Board.

(5)	Amount includes $5,000 paid to Mr. Long as a one-time special board committee fee for a special assignment by the Board.

(6)	Amount includes $5,500 paid to Mr. McCranie as a one-time special board committee fee for a special assignment by the Board.

(7)	Amount represents distributions made in 2006 to Mr. McCranie under our Deferred Compensation (Plan II).

(8)	Mr. Shugart retired from our Board in May 2006.

(9)	Amount includes $2,500 paid to Mr. van de Ven as a one-time special board committee fee for a special assignment by the Board.

Summary Compensation Table, page 41

10. Please provide a narrative description of any material factors necessary to understanding of the information contained in the summary compensation table. While material factors vary depending upon the facts, you may consider, for example, including an explanation of the performance based conditions or other material conditions that are applicable to the incentive awards and the extent to which discretionary awards were granted. Please also discuss the Patent Award Program referred to in footnote 4 to the summary compensation table. Please provide a similar narrative following the grants of plan-based awards table as well. Please refer to Item 402(e) of Regulation S-K and revise your disclosure accordingly.

Response:

Cypress respectfully submits that the material factors necessary to understanding the information contained in the summary compensation table are fully and completely disclosed in the Proxy’s CD&A. To repeat this information in the narrative to the summary compensation table would lengthen the disclosure with redundant information and impair its readability. This would, in our view, detract from the SEC’s overarching goal of providing more transparent and fulsome disclosure of executive compensation.

For example, pages 33-35 of the Proxy provide extensive detail regarding how our KEBP and PPSP plans operated in fiscal year 2006 with respect to our named executive officers. This information is material to understanding the non-equity incentive plan compensation information contained in the summary compensation table. Given the prior disclosure in the CD&A, the footnote disclosure in footnote 4 to the summary compensation table provides the appropriate level of disclosure here, given the overarching goal of principles-based disclosure. We believe providing a more lengthy narrative regarding the operation of the KEBP and PPSP plans in a narrative to the summary compensation table would be redundant and impair the readability of our executive compensation disclosure.

Similarly, we believe the Proxy on page 32 fully discloses and discusses the one non-standard equity award made by our Compensation Committee to our named executive officers in fiscal year 2006 and through the date of drafting the Proxy in 2007. Specifically, this was the 100,000 share restricted stock unit award granted to our chief executive officer, Mr. Rodgers, in recognition of his directing and guiding SunPower toward its successful initial public offering. Discussing this award further in a narrative to the summary compensation table would be redundant and detract from the overall quality and readability of our executive compensation disclosure.

On a going-forward basis, Cypress will disclose all material facts necessary to understanding the information contained in the summary compensation table to the extent such material facts have not previously been disclosed in the CD&A and would not therefore be redundant and impair the overall readability of our executive compensation disclosure.

Cypress’ Patent Program: Our Patent Program is open to all Cypress employees, including our executive officers. Our Patent Program was established over two decades ago to encourage the patenting of inventions and to reward employees for their efforts in this regard. Cypress has a Patent

Committee that works independently and meets weekly to review inventions presented by employees. At its weekly meeting, the inventors make brief presentations and are available to answer questions. If the Patent Committee determines that the invention merits proceeding with a patent application, the Company files the application and pays the inventors an average of $1875. The inventor receives another $1875 if a patent is granted by the United States Patent and Trademark Office.

11. Please revise footnote 5 to the summary compensation table to quantify the amount of perquisites and personal benefits. Please refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Response:

Cypress respectfully submits to the Staff that there were no disclosable perquisites or personal benefits awarded to our named executive officers in 2006; therefore, we did not believe there were any amounts to be disclosed in our Proxy. In its future filings, Cypress will provide disclosure on quantifiable perquisites and personal benefits that meet the threshold required in Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Outstanding Equity Awards, page 44

12. Please disclose by footnote to the applicable columns the vesting dates of option and stock awards held at fiscal year end. Please refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.

Response:

In response to the Staff’s comment, we respectfully advise that with respect to the Proxy, we disclosed stock options and restricted stock unit awards that were held by our named executive officers at the end of fiscal year 2006.

Instruction 2 to Item 402(f)(2) of Regulation S-K requires issuers, in the Outstanding Equity Awards at Fiscal Year-End Table, to disclose the vesting dates of equity compensation awards disclosed in the table by footnote. With respect to the RSU awards, footnote 4 to the table in the Proxy discloses that the 100,000 share restricted stock unit award made in 2006 to Mr. Rodgers vests annually over two years. Footnote 2 notes all other restricted stock unit awards vest annually over two years. We note, however, that investors may not be able to ascertain the specific vesting dates of the RSUs granted to our named executive officers other than Mr. Rodgers, because the grant date was not provided in the table. The RSUs held by our named executive officers at the end of fiscal year 2006 vest as follows:

Named Executive Officer	Number of RSUs	RSU Vesting Schedule
Mr. Rodgers	100,000	50% on June 30, 2007; 50% on June 30, 2008
Mr. Buss	10,667	20% on each anniversary of 10/27/06
Mr. Keswick	10,000	20% on each anniversary of 10/27/06
Mr. Seams	9,000	20% on each anniversary of 10/27/06
Mr. Taffe	9,333	20% on each anniversary of 10/27/06

With respect to stock option awards, each of the options disclosed has a ten-year term. Because the Proxy table includes a column detailing each option’s expiration date, an investor can easily deduce the option grant date by subtracting ten years from the date disclosed. Footnotes 1, 3 and 5 of the Proxy disclose the specific vesting for each option. Accordingly, we believe the vesting disclosure with respect to stock options complied with Instruction 2 to Item 402(f)(2).

We do not think it would serve the SEC’s stated purposes of increasing readability and transparency in issuers’ executive compensation disclosure to provide by footnote the vesting schedule of each individual award, given that the table and the footnotes already occupy a full two and one-half pages of the Proxy, with sixty-two individual awards disclosed. In order, however, to make our future disclosure even more transparent, we propose adding, in our future disclosure, an additional “Grant Date” column to both the stock awards and option awards sections of the table. In connection with this clarification, we would clearly state in the footnotes to the table that the applicable vesting schedule commences on the grant date. This will make it even easier for investors to ascertain the specific vesting dates of individual awards without overloading them with repetitive information.

Other Disclosures, page 48

13. Provide the information required by Item 404(b). For example, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

Response:

Item 404(a) and 404(b) of Regulation S-K require disclosure of certain related-party transactions and/or relationships involving the Company and any of its directors, director-nominees, or greater than 5% security holders, including, in each case, any immediate family members thereof. We respectfully submit that, as stated in our Proxy, there was no transaction or any relationship of the Company during the last fiscal year that met the criteria of Item 404(a) or 404(b).

It is the Company’s practice to have any transaction or relationship of the nature of those set forth in Items 404(a) or 404(b) to be reported to and reviewed by the Chief Financial Officer. In addition to such review, the Audit Committee of the Board of Directors reviews such transactions and/or relationships on an as needed basis to determine if disclosure is required. Further, at least annually, the Audit Committee reviews the process by which such transactions and/or relationships are identified and reviewed by management.

Statement of the Company

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (408) 943-2754. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at (408) 943-4730. Thank you for your assistance.

Sincerely,

CYPRESS SEMICONDUCTOR CORPORATION

/s/ Brad W. Buss

Brad W. Buss

Executive Vice President,

Finance and Administration and

Chief Financial Officer